SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                    FORM 11-K


(Mark One)

  X        ANNUAL   REPORT   PURSUANT  TO  SECTION   15(D)  OF  THE
-----      SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

  X        For the fiscal year ended December 31, 1999
------
                                       OR

           TRANSACTION  REPORT  PURSUANT  TO  SECTION  15(D) OF THE
-----      SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

           For the transition period from ________ to ______


Commission File Number 33-22846

A. Full title of plan and the address of the plan, if different from that of the issuer named below:

                PROFIT-SHARING  PLAN AND  TRUST  FOR
                EMPLOYEES  OF  FIRST  NATIONAL  BANK
                AND TRUST  COMPANY  OF THE  TREASURE
                COAST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                SEACOAST BANKING CORPORATION OF FLORIDA
                815 COLORADO AVENUE
                STUART, FL  34994

RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST


FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998 TOGETHER WITH REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                               TABLE OF CONTENTS

                              FINANCIAL STATEMENTS

                                                                        Page
                                                                     Reference
                                                                     ---------
Independant Auditors' Report                                            4

Statement of Net Assets Available for Benefits
  as of December 31, 1999 and 1998                                      5

Statement of Changes in Net Assets Available for
  Benefits for the Year Ended December 31, 1999 and 1998                6

Notes to Financial Statements                                          7-9

Supplemental Schedule as of December 31, 1999, as follows:
  Schedule H, Part IV, Line 4i - Schedule of Assets Held for
  Investment Purposes as of December 31, 1999                         10-13

  Schedule H, Part IV, Line 4j - Schedule of Reportable
   Transactions for the Year Ended December 31, 1999                   14

Independent Auditors' Consent                                          15

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
               --------------------------------------------------


To the Pension and Profit Sharing Committee of
  The Retirement Savings Plan for Employees of
  First National Bank and Trust Company of the
  Treasure Coast:

We have audited the accompanying statements of net assets available for benefits of The Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast ("the Plan") as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits for the years ended December 31, 1999 and 1998. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits of the Plan's financial statements as of and for the years ended December 31, 1999 and 1998, were made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, assets held for investment purposes that were both acquired and disposed of within the Plan year, and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the basic financial statements for the years ended December 31, 1999 and 1998, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Anderson, LLP
------------------------
Arthur Andersen, LLP
West Palm Beach, Florida,
  June 25, 2000.

                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           DECEMBER 31, 1999 AND 1998




                                                              1999       1998
                                                              ----       ----
ASSETS:
  Investments, at market value-
    U.S.Government Agency and Treasury Securities        $2,665,646   $2,478,339
    Mutual Funds                                          2,427,454    1,584,318
    Corporate Bonds                                         401,439      455,452
    Common Stocks:
     Seacoast Banking  Corporation of Florida, Class A    1,551,332    1,471,272
     Other                                                7,967,715    6,913,900
    Employee Loans                                            5,624       26,114
                                                           --------     --------
         Total investments                               15,019,210   12,929,395
                                                         ----------   ----------


  Receivables-
    Employer Contributions                                  770,642      462,636
    Employee Contributions                                  234,704       64,342
    Dividends and Interest                                   76,001       73,624
                                                          ---------     --------
         Total receivables                                1,081,347      600,602
                                                          ---------     --------

         Total assets                                    16,100,557   13,529,997
                                                         ----------   ----------

LIABILITIES:
  Excess contributions payable to plan participants          61,665       -
  Due to broker                                             142,019       -
                                                           --------     --------
         Total liabilities                                  203,684       -
                                                           --------     --------

NET ASSETS AVAILABLE FOR BENEFITS                       $15,896,873  $13,529,997
                                                        ===========  ===========

----------
The accompanying notes to financial statements are an integral part of these statements.

                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998



                                                           1999          1998
                                                        ----------     ---------
ADDITIONS:
  Employer Contributions                                $1,108,855   $  787,210
  Employee Contributions                                   769,605      698,128
  Dividends and Interest                                   401,759      363,065
  Net Realized and Unrealized Appreciation of
   Investments                                           1,646,390      869,006
                                                         ---------     --------
         Total additions                                 3,926,609    2,717,409

BENEFITS PAID TO PARTICIPANTS                           (1,559,733)  (1,087,594)

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS            2,366,876    1,629,815

NET ASSETS AVAILABLE FOR BENEFITS-
  BEGINNING OF YEAR                                     13,529,997   11,900,182
                                                        ----------   ----------

NET ASSETS AVAILABLE FOR BENEFITS-
  END OF YEAR                                          $15,896,873  $13,529,997
                                                       ===========  ===========



----------
The accompanying notes to financial statements are an integral part of these statements.

                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1999 AND 1998




1. DESCRIPTION OF THE PLAN
   -----------------------

The Retirement Savings Plan for Employees of First National Bank and Trust Company of the Treasure Coast (the "Plan") was formed effective January 1, 1983, as later amended, covering all eligible employees, as defined, of First National Bank and Trust Company of the Treasure Coast and subsidiaries (the "Bank" or the "Employer") who have at least one year of service and have made application to the Employer for participation. The Bank's trust department is the trustee (the "Trustee") of the Plan.

The Plan has been amended and restated in order to continue the qualification of the Plan under Internal Revenue Service regulations, permit employees to make salary deferrals, provide employer matching contributions and afford each participant five separate investment options. The Plan was further amended in 1995 (the "Amendment") to delete the loan provision in the Plan effective August 15, 1995.

The Plan provides for an annual discretionary retirement contribution by the Bank, on behalf of each participant who is employed on the last day of the Plan year. For 1999 and 1998, the Bank's discretionary retirement contribution was 2% of eligible participant salaries.

The Bank's profit sharing contribution to the Plan each year is discretionary and is determined by the Bank's Board of Directors. For 1999 and 1998, the Bank's discretionary profit sharing contributions were 5.0% and 1.5%, respectively, of eligible participant salaries.

Each participant's account is credited with an allocation of any discretionary retirement contribution, discretionary profit sharing contribution, plan earnings and forfeitures of nonvested amounts from participants who have withdrawn from the Plan. Allocations are based on participant compensation or account balances, as defined. Participants may elect to receive in cash, or defer and invest in the Plan, one half of any discretionary profit sharing contribution to the Plan (the elective portion). The discretionary retirement contribution and remaining nonelective portion of any discretionary profit sharing contribution to the Plan shall be invested in the Balanced Fund. These contributions and employer matching contributions vest at 25% per year of service. Any elective discretionary profit sharing contribution or other employee contributions are subject to Internal Revenue Code ("IRC") limitations and shall be treated as elective contributions which are fully vested at all times and are not subject to forfeiture.

The Bank will match on a dollar-for-dollar basis participant salary deferrals representing up to 4% of eligible participant salaries. Also, the Bank will match on a dollar-for-dollar basis the elective portion of any discretionary profit sharing contribution that the participant invests in the Plan.

Although it has not expressed any intent to do so, the Bank has the right under the Plan to discontinue its contributions and to terminate the Plan. In the event of Plan termination, participants will become fully vested in all of their account balances.

Additional information about the Plan agreement and the vesting and benefit provisions is contained in the Summary Plan Description. Copies of this summary are available from the Bank's human resources department.

2. INVESTMENTS
--------------

Investments in U.S. Government Agency Securities, mutual funds, corporate bonds, common stocks and fixed income securities are stated at market value using the closing year-end quoted market prices. Interest income earned is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan maintains the following five investment funds to which participants may direct the investment of the elective portions of their account balances. Participants may allocate and reallocate their Plan accounts, on a quarterly basis, in 10% increments among the available funds, as described below. Each of the investment funds is managed by the Trustee.

      Common Stock Fund
      -----------------
This fund consists of money market instruments, common stock mutual funds and high quality common stocks which are evenly divided between income-oriented and growth-oriented securities. The value of an investment in this fund will fluctuate in accordance with market conditions and may be volatile.

      Seacoast Stock Fund
      -------------------
This fund consists solely of money market instruments and Class A common shares in Seacoast Banking Corporation of Florida (the "Company"), the parent company of the Bank. Company stock is purchased on a monthly basis and will remain fully invested in shares of the Company's stock. The return registered by this investment fund will depend directly on the performance of the Company's stock. The value of an investment in this fund will fluctuate in accordance with the performance of the Company's stock and general market conditions. As the portfolio is invested in only one corporation (and, thus, not diversified), the value of an investment in this fund may be volatile.

      Fixed Income Fund
      -----------------
This fund consists of money market instruments, mutual funds and high quality bonds with an average maturity of no greater than ten years. The value of an investment in this fund will fluctuate in accordance with interest rates and, therefore, may be volatile.

      Money Market Fund
      -----------------
This fund is invested in money market instruments which are invested in short-term bonds. The value of an investment in this fund should not fluctuate greatly in value and may be relatively nonvolatile.

      Balanced Fund
      -------------
This fund consists of a mixture of mutual funds, common stocks, bonds and money market instruments. The maximum exposure to common stocks is 60%, and the average maturity of bonds is no greater than ten years. The value of an investment in this fund will fluctuate in accordance with the stock and bond markets and may be moderately volatile.

The Plan's net realized and unrealized appreciation/(depreciation) of investment by type are as follows:


                          Net Appreciation/             Market Value at
                           (Depreciation)                End of Year
                        -------------------           ------------------
                           1999       1998             1999       1998
                        -------------------           ------------------
  U.S. Government
   Agency Securities    $(152,326)  $ 11,640       $ 2,665,646  $ 2,478,339
  Mutual Funds            321,977    194,695         2,427,454    1,584,318
  Corporate Bonds         (18,802)    13,390           401,439      455,452
  Common Stocks         1,495,541    649,281         9,519,047    8,385,172
  Employee Loans             -           -               5,624       26,114
                         -------     -------           -------      -------
                       $1,646,390   $869,006       $15,019,210  $12,929,395
                       ==========   ========       ===========  ===========


At December 31, 1999 and 1998, net assets available for benefits include $2,788,773 and $2,587,425, respectively, representing the vested benefits of former employees.

The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows as of December 31:

                                                      1999         1998
                                                      ----         ----
Common Stock, Seacoast Banking Corporation
  of Florida, Class A*                            $1,551,332   $1,471,272
Goldman Sachs Treasury Institutional Portfolio     1,440,440    1,014,525



*Related party-in-interest of the Plan.



3. INCOME TAX STATUS
   -----------------
In its determination letter dated June 29, 1995, the Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code ("IRC") and is, therefore, not subject to tax under present income tax law. Accordingly, the Plan is entitled to an exemption under the provisions of IRC
Section 501(a); thus, no provision for income taxes has been made in the accompanying financial statements. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Bank filed a request with the Internal Revenue Service for a determination letter for the amended Plan relating to the Port St. Lucie plan merger discussed in Note 1 during the 1998 Plan year. To date, the IRS has not issued a determination letter for the amended Plan. The Plan's management is not aware of any course of action or series of events that have occurred, and does not believe that any amendments of the Plan will adversely affect the Plan's qualified status.

4. TRANSACTIONS WITH RELATED PARTIES-IN-INTEREST
   ---------------------------------------------
At December 31, 1999 and 1998, the Plan held 54,195 and 51,851 shares, respectively, of Seacoast Banking Corporation of Florida, Class A common stock with a market value of $1,551,332 and $1,471,272, respectively. The Plan received $51,632 and $45,262 during 1999 and 1998, respectively, in dividends from the Company.

All costs and expenses incurred in connection with the operations of the Plan are paid by the Bank.


5. RECONCILIATION TO FORM 5500
   ---------------------------
At December 31, 1999, $24,801, representing the elective portion of the discretionary profit sharing contribution elected to be received in cash, and is a component of net assets available for benefits for financial reporting purposes. However, this balance is reflected as benefits paid and benefits payable and, consequently, as a reduction of Plan net assets on the Form 5500. Amounts allocated to withdrawing participants are recorded on Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. At December 31, 1999, such claims totaled $178,832.

                                                                      SCHEDULE I
                                                                     Page 1 of 3

                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

 SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      FOR THE YEAR ENDED DECEMBER 31, 1999



                                                Number of
Identity of Issue/                              Shares or             Current
Description of Asset                              Units      Cost      Value
-----------------------------------------     ----------------------------------
U.S. Government Agency Securities:
 Federal Home Loan Mortgage,6.82%,
  due 06/29/2005                                   50,000 $   50,000  $   48,125
 Federal Home Loan Mortgage,6.97%,
  due 06/16/2005                                  100,000     99,156      96,875
 Federal Home Loan Mortgage,6.25%,
  due 02/01/2006                                  150,000    142,019     142,969
 Federal Home Loan Bank, 8.06%,
  due 03/10/2005                                   50,000     50,204      50,125
 Federal Home Loan Bank, 5.76%,
  due 12/01/2005                                   50,000     50,000      46,735
 Federal Home Loan Banks, 6.50%,
  due 06/29/2004                                  150,000    150,000     144,844
 Federal Home Loan Bank, 6.50%,
  due 07/30/2004                                  150,000    150,000     145,172
 Federal Home Loan Bank, 6.407%,
  due 02/22/2006                                   50,000     50,000      47,906
 Federal Home Loan Bank, 6.305%,
  due 12/03/2001                                   50,000     50,000      49,547
 Federal National Mortgage Assn.,7.55%,
  due 03/27/2007                                  125,000    126,525     124,180
 Federal National Mortgage Assn.,7.17%,
  due 06/26/2007                                  125,000    126,094     119,883
 Federal National Mortgage Assn.,7.32%,
  due 05/03/2006                                  100,000    100,500      98,640
 Federal National Mortgage Assn.,7.0%,
  due 01/28/2004                                  125,000    125,000     123,475
 Federal National Mortgage Assn.,7.2%,
  due 02/06/2007                                   50,000     50,000      48,780
 Federal National Mortgage Assn.,5.99%,
  due 08/21/2003                                   50,000     50,528      48,380
 Federal National Mortgage Assn.,5.41%,
  due 12/15/2003                                  150,000     150,000    141,045
 Federal National Mortgage Assn.,6.00%,
  due 05/15/2008                                  100,000     106,539     93,657
 Federal National Mortgage Assn.,6.19%,
  due 07/07/2008                                   50,000      51,375     45,900
 Federal National Mortgage Assn.,6.60%,
  due 03/11/2009                                  200,000     200,000    188,800
 Federal National Mortgage Assn.,7.17%,
  due 06/26/2007                                   30,000      29,989     28,772
 Federal National Mortgage Assn.,7.02%,
  due 04/10/2006                                   25,000      25,300     24,308
 Federal National Mortgage Assn.,7.585%,
  due 09/19/2006                                   25,000      24,983     24,602
 Federal National Mortgage Assn.,6.54%,
  due 09/18/2002                                  150,000     152,310    148,305
 Federal National Mortgage Assn.,6.0%,
  due 06/04/2003                                  100,000     100,200     97,760
 Federal National Mortgage Assn.,6.57%,
  due 02/11/2008                                   50,000      49,938     46,423
 Federal National Mortgage Assn.,6.49%,
  due 02/20/2008                                   45,000      45,000     42,183
 Federal National Mortgage Assn.,6.36%,
  due 07/16/2008                                  100,000     100,000     92,070
 Federal National Mortgage Assn.,6.14%,
  due 08/18/2008                                   50,000      50,000     45,670
 Federal National Mortgage Assn.,6.14%,
  due 09/10/2008                                   25,000      25,000     23,110
 FNMA, 7.03%, due 10/25/2006                       50,000      50,000     48,445
 F F C B, dated 11/04/1997                        100,000     101,700     96,900
 F H L M C, dated 09/08/2008                       50,000      50,000     46,281
 U.S. Treasury Note, 5.25%, dated 5/15/1999
  due 5/15/2004                                   100,000      97,623     95,779
                                                               ------     ------
     Total U.S. Government Agency and
        Treasury Securities                                $2,779,983 $2,665,646
                                                           ========== ==========


                                   (Continued)

                                                                      SCHEDULE I
                                                                     Page 2 of 3

                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST


 SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                   (Continued)


                                                 Number of
                                                  Shares or             Current
Identify of Issue/Description of Asset             Units       Cost      Value
--------------------------------------------------------------------------------
Mutual Funds:
  Fidelity Overseas Trust                          2,506  $   60,401  $  120,297
  Franklin Strategic                               9,050     200,000     401,259
  Janus Worldwide Fund                             3,108     150,000     237,557
  Goldman Sachs Fixed Income                      21,727     210,000     203,583
  Standish Ayer & Wood                             1,312      25,000      24,318
  Goldman Sachs Financial                      1,440,440   1,440,440   1,440,440
                                                           ---------   ---------
      Total Mutual Funds                                  $2,085,841  $2,427,454
                                                          ==========  ==========


Corporate Bonds:
  A T & T Corp, 7%, due 05/15/2005               100,000     100,400      98,411
  Conn L & P, 6.125%, due 02/01/2004              50,000      49,061      50,000
  Ford Motor Credit, 6.25%, due 11/08/2000        75,000      75,765      74,805
  Texas Instruments, 6.125%, due 02/01/2006      105,000     102,295      97,178
  J.P. Morgan & Co, 7.25%, due 10/01/2010         10,000       9,950      10,013
  Citicorp Sub Notes, 6.375%,due 01/15/2006       75,000      76,027      71,032
                                                             -------     -------
      Total Corporate Bonds                                 $413,498    $401,439
                                                            ========    ========

Seacoast Banking Corporation of Florida*          54,195  $1,168,862  $1,551,332
                                                          ==========  ==========



Common Stocks, Other:
  A T & T Corp                                     4,125   $  92,227  $  209,604
  Aetna Inc.                                       2,400     172,955     133,951
  ALCOA Inc.                                       3,000      93,778     249,000
  American Express Co                                500      48,004      83,125
  American Home Products                           3,800      95,651     149,150
  Amgen Inc.                                       8,800      94,059     528,554
  AMR Corp.                                        3,000     178,361     201,000
  Baker International Inc.                           600      13,497      37,688
  Bowater Inc.                                     3,700     172,947     200,958
  Chase Manhattan Corp.                            3,700     253,008     287,446
  Cisco Systems Inc.                               2,300      85,250     246,388
  Citigroup                                        5,625     214,855     313,245
  Coca Cola Co                                     3,200     227,274     186,400
  Du Pont El De Nemours & Co                       2,200     135,454     144,925
  Federal National Mortgage Assn.                    800      15,714      49,950
  First Union Corp.                                3,400     167,637     111,989
  Ford Motor Co Del                                2,000      53,580     106,626
  General Electric                                 2,400     159,636     371,400
  Hewlett Packard Co.                              1,500     160,304     170,625
  Home Depot                                       3,450     126,661     237,188

----------
*Related party-in-interest of the Plan.

                                   (Continued)

                                                                      SCHEDULE I
                                                                     Page 3 of 3

                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

 SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                      FOR THE YEAR ENDED DECEMBER 31, 1999

                                   (Continued)

                                                 Number of
                                                 Shares or             Current
Identity of Issue/Description of Asset             Units       Cost       Value
--------------------------------------------------------------------------------
Common Stocks, Other: (Cont'd)
  I B M Co.                                        1,700  $   106,824 $  183,388
  Intel                                            5,000      187,125    411,565
  Lilly Eli Co.                                    2,700      189,920    179,550
  Lucent Technologies                              2,900      122,340    217,500
  McDonalds Corp.                                  1,600       23,040     64,501
  MCI Worldcom. Inc.                               3,000      156,375    159,189
  Merck & co. Inc.                                 1,800       21,005    120,938
  Microsoft Corp.                                  3,400      105,729    396,950
  Morgan J P & Co. Inc.                            1,500      132,323    189,938
  Morgan Stanley Dean Witter Discover & Co.        2,000       65,775    285,500
  Motorola Inc.                                    1,000      114,976    147,250
  Pfizer Inc.                                      3,100      144,496    165,434
  Philip Morris Companies                          5,400      202,864    124,200
  Proctor & Gamble Co.                             2,300      159,677    251,995
  Schlumberger Ltd.                                4,100      231,360    230,113
  Southern Co.                                     1,500       39,278     35,250
  Sun Microsystems Inc.                            6,000      147,188    464,628
  Transocean Sedco Forex Inc.                        795         -        26,740
  United Technologies Corp.                        2,000       46,280    130,000
  Warner Lambert Co.                               2,000       69,875    163,874
                                                               ------    -------
      Total Common Stock, Other                            $4,827,302 $7,967,715
                                                           ========== ==========


Employee Loans ranging from 6.5% to 9.5%,
  maturing through 2025                                    $   5,624  $    5,624
                                                           =========  ==========

                                                                     SCHEDULE II


                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST


           SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES THAT WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
                             ENDED DECEMBER 31, 1999


                                                                        Proceeds
   Identify of Issue,                                         Cost of     From
       Borrower,                    Description of            Acqui-     Dispos-
Lessor, or Similar Party            Investment                itions     itions
--------------------------------------------------------------------------------
Caterpillar Inc.                1,000 shares, common stock    $ 46,195   $46,366

Alcan Aluminum Ltd. Company     2,000 shares, common stock      49,340    75,982

FPL Group Inc.                  600 shares, common stock        32,702    25,982

Alcan Aluminum Ltd. Company     2,000 shares, common stock      49,390    73,108

FPL Group Inc.                  1,000 shares, common stock      54,504    42,991

Marketspan Corp.                528 shares, common stock        17,514    15,836

Southern Company                3,500 shares, common stock      91,648    82,002

Morgan Stanley Equity Growth A  301 units                        5,659     5,942

Franklin Small Cap Growth       9,087 units                    222,091   245,607


----------
This schedule incorporates all disclosures required by the Department of Labor for assets held for investment purposes that were both acquired and disposed of within the plan year ended December 31, 1999.

                                                       SCHEDULE III


                    RETIREMENT SAVINGS PLAN FOR EMPLOYEES OF
           FIRST NATIONAL BANK AND TRUST COMPANY OF THE TREASURE COAST

       SCHEDULE H, PART IV, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999



                          Purchases                    Sales
                        --------------- -------------------------------------
                                                             Current
                                                            Value of
                                                            Asset on       Net
                          Purchase     Selling   Cost of   Transaction  Gain or
Description of Asset       Price        Price     Asset       Date      (Loss)
--------------------------------------------------------------------------------
Franklin  Strategic
Small Cap Growth          $443,253     $245,607  $200,000   $245,607   $45,607


----------
NOTES:

(1)Transaction   included   herein   represent   transactions  or  a  series  of
transactions in securities of the same issue in excess of 5% of the fair value of Plan assets at the beginning of the year.

(2)This schedule incorporates all disclosures required by the Department of Labor for assets purchased or sold within the year.

                                   SIGNATURES




The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the Pension and Benefits Committee of the Profit-Sharing Plan and Trust from Employees of First National Bank & Trust Company of the Treasure Coast has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                               PROFIT-SHARING PLAN AND TRUST FOR
                               EMPLOYEES OF FIRST NATIONAL BANK AND
                               TRUST COMPANY OF THE TREASURE COAST


Date:   6/28/00                By:   /s/ William R. Hahl
     -----------                     -------------------
                               Member of the Pension  and  Benefits Committee

        CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

As  independent   certified  public  accountants,   we  hereby  consent  to  the
incorporation by reference of our report dated June 25, 2000 included in this Form 11-K, into the Company's previously filed Registration Statement on Form S-8.




/s/ Arthur Andersen, LLP
------------------------
Arthur Andersen LLP
West Palm Beach, Florida,
     June 25, 2000